UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(RULE 14d-100) Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
WIMM-BILL-DANN FOODS OJSC
(Name of Subject Company)
PEPSI-COLA (BERMUDA) LIMITED PEPSICO, INC.
(Names of Filing Persons – Offeror)
American Depositary Shares, Each Representing One Fourth of an Ordinary Share, Par Value 20 Russian Rubles Per Share
(Title of Class of Securities)
97263M109
(Cusip Number of Class of Securities)
Thomas H. Tamoney, Jr. PepsiCo, Inc. 700 Anderson Hill Road Purchase, New York 10577 Tel: (914) 253−3623
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
George R. Bason, Jr. Peter R. Douglas Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒     third-party tender offer subject to Rule 14d-1.
☐      issuer tender offer subject to Rule 13e-4.
☐      going-private transaction subject to Rule 13e-3.
☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

PepsiCo Completes Acquisition of 66% of Wimm-Bill-Dann

PURCHASE, N.Y. – February 3, 2011 – PepsiCo, Inc. (NYSE: PEP) announced today that it has completed the previously announced acquisition of approximately 66% of the outstanding shares of Wimm-Bill-Dann Foods OJSC (NYSE: WBD), Russia’s leading branded food-and-beverage company, from certain selling shareholders of Wimm-Bill-Dann for approximately $3.8 billion.  The acquisition increased PepsiCo’s total ownership of Wimm-Bill-Dann’s ordinary shares to approximately 77%.

This transaction will make PepsiCo the largest food-and-beverage business in Russia and will strengthen the company’s position in the fast-growing Eastern European and Central Asian markets.  It also will raise PepsiCo’s annual global revenues from nutritious and functional foods from approximately $10 billion today to nearly $13 billion.  This moves the company closer to its strategic goal of building a $30 billion nutrition business by 2020.

PepsiCo expects to make an offer in Russia on or before March 11, 2011 to acquire all of the remaining Wimm-Bill-Dann shares.  The price per share to be paid in the Russian offer will be $132, which is the highest price PepsiCo paid to the selling shareholders, converted to Russian rubles at the highest Central Bank of Russia exchange rate established for February 3, 2011 and all days subsequent to the date on which the WBD shares purchased under the previously announced purchase agreement have been transferred to PepsiCo.  The transfer of all shares from the selling shareholders to PepsiCo is expected to be completed over the next several days, after which PepsiCo will announce the definite Russian ruble price (Russian Ruble Price) to be paid in the Russian offer.  Wimm-Bill-Dann will distribute the Russian offer materials on or about March 25, 2011, pursuant to Russian law. Concurrently with the Russian offer, PepsiCo expects to make an offer to all holders of Wimm-Bill-Dann’s American Depositary Shares (ADSs) at a price per ADS equal to one-fourth of the Russian Ruble Price (since each ADS represents one-fourth of a share), without interest and less any fees, conversion expenses and applicable taxes.  This amount will be converted to U.S. dollars at the spot market rate on or about the date that PepsiCo pays for the ADSs tendered in the U.S. offer.  Information concerning the U.S. offer will be distributed to holders of ADSs and will be filed by PepsiCo with the U.S. Securities and Exchange Commission (SEC) on or about March 11, 2011.  PepsiCo expects that the offers will remain open for approximately 70 calendar days, expiring in the second half of May, although the offer for ADSs is expected to expire several business days before the expiration of the Russian offer.

After expiration of the offers, and assuming the applicable requirements are met, PepsiCo plans to cause Wimm-Bill-Dann to delist the ADSs from the New York Stock Exchange, terminate the registration of the ADSs and shares under the U.S. Securities Exchange Act of 1934, as amended, terminate the ADS deposit agreement and delist the shares from the Russian Trading System.  In addition, if after consummation of the offers, PepsiCo owns shares representing more than 95% of the outstanding shares of Wimm-Bill-Dann, PepsiCo intends to purchase any Wimm-Bill-Dann shares (and ADSs) not owned by PepsiCo at a price determined by Russian law.

Important Additional Information

This release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Wimm-Bill-Dann’s securities.

In connection with the Russian offer, PepsiCo will file a mandatory tender offer document with the Russian Federal Service for the Financial Markets (FSFM).  Wimm-Bill-Dann will distribute the Russian mandatory tender offer document, together with recommendations of its board of directors and related Russian offer acceptance materials, to holders of Wimm-Bill-Dann’s shares.  Copies of the Russian offer documents will also be available by contacting Orient Capital, the information agent for the Russian offer, at +44 207 776 7574 or at the website maintained by Wimm-Bill-Dann at www.wbd.ru.

In connection with the U.S. offer for ADSs, a tender offer statement and related materials will be filed by PepsiCo with the SEC and Wimm-Bill-Dann’s solicitation/recommendation statement relating to the offer will be filed by Wimm-Bill-Dann with the SEC.  PepsiCo will mail these materials for the U.S. offer to ADS holders.  Investors and security holders will also be able to obtain a copy of these statements and other documents filed by PepsiCo and Wimm-Bill-Dann free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement, the solicitation/recommendation statement, and related materials will be available free of charge by contacting PepsiCo’s information agent for the U.S. offer, Innisfree M&A Incorporated, toll-free at 877-750-9496 (for ADS holders in the U.S. and Canada) or 412-232-3651 (for ADS holders in other countries).  ADS holders in the EU may also call Innisfree’s wholly-owned subsidiary Lake Isle M&A Incorporated, free-phone at 00 800-7710-9971.

Investors and security holders are urged to carefully read the tender offer statements and any other documents relating to the Russian and U.S. offers filed by PepsiCo with the SEC and FSFM when they become available, as well as any amendments and supplements to those documents, because they will contain important information.

About PepsiCo

PepsiCo offers the world’s largest portfolio of billion-dollar food and beverage brands, including 19 different product lines that each generate more than $1 billion in annual retail sales. Our main businesses – Frito-Lay, Quaker, Pepsi-Cola, Tropicana and Gatorade – also make hundreds of other nourishing, tasty foods and drinks that bring joy to our consumers in more than 200 countries. With annualized revenues of nearly $60 billion, PepsiCo’s people are united by our unique commitment to sustainable growth, called Performance with Purpose. By dedicating ourselves to offering a broad array of choices for healthy, convenient and fun nourishment, reducing our environmental impact, and fostering a diverse and inclusive workplace culture, PepsiCo balances strong financial returns with giving back to our communities worldwide. For more information, please visit www.pepsico.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this release that are "forward-looking statements" are based on currently available information, operating plans and projections about future events and trends.  They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements.  Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to achieve the synergies and value creation contemplated by the acquisition of Wimm-Bill-Dann; loss of key employees or customers or other business disruption as a result of the acquisition of Wimm-Bill-Dann; PepsiCo’s ability to promptly and effectively integrate the businesses of Wimm-Bill-Dann and PepsiCo; and the diversion of management time on issues related to the proposed tender offers for Wimm-Bill-Dann shares; changes in demand for PepsiCo's products, as a result of changes in consumer preferences and tastes or otherwise; damage to PepsiCo's reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo's bottling partners; PepsiCo's ability to hire or retain key employees or a highly skilled and diverse workforce; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; changes in the legal and regulatory environment; PepsiCo's ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo's ability to compete effectively; increased costs, disruption of supply or shortages of raw materials and other supplies; disruption of PepsiCo's supply chain; climate change or changes in legal, regulatory or market measures to address climate change; PepsiCo's ability to realize the anticipated cost savings and other benefits expected from the acquisitions of The Pepsi Bottling Group, Inc. and PepsiAmericas, Inc.; failure to renew collective bargaining agreements or strikes or work stoppages; and any downgrade of PepsiCo's credit rating resulting in an increase of its future borrowing costs.

For additional information on these and other facts that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.  Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made.  PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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